June 1, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance

Re:	3COM Corporation
Form 10-K for the Fiscal Year Ended June 2, 2006
Filed August 11, 2006
Form 10-Q for the Quarterly Period Ended December 1, 2006
Filed January 9, 2007
File No. 0-12867
Ladies and Gentlemen:
          We refer to Kathleen Collins’ letter dated May 17, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended June 2, 2006 and the Form 10-Q for the quarterly period ended December 1, 2006 of 3COM Corporation (the “Company” or the “Registrant”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Kathleen Collins’ letter immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended June 2, 2006
Note 2: Significant Accounting Policies Revenue Recognition, page 53
1.	We note your response to our prior comment 2 where you indicate the only software product that is sold separately by the Company and accounted for under SOP 97-2 is the TippingPoint division’s product called Digital Vaccine. According to page 21 of the Company’s Form 8-K/A filed on April 12, 2005 and further supported by TippingPoint’s October 31, 2004 Form 10Q as filed with the Commission on December 10, 2004, it appears that TippingPoint was accounting for its products sales under SOP 97-2. Therefore, it is not clear from your response how you analyzed the TippingPoint intrusion prevention systems product line pursuant to the guidance in footnote 2 to SOP 97-2 and why the Company’s accounting for these products would differ from that of the acquired company. In this regard, we also note your disclosures on page 2 where you state your hardware platform is complemented by a “robust security-oriented operating system and suite of vulnerability filters that can be dynamically updated.” In your response, please

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

also address how these disclosures factored into your considerations of SOP 97-2 sold separately and accounted for pursuant to SOP 97-2.
Response:
We apologize to the Staff for any confusion our previous response may have caused. We refer you to the last sentence of our previous response, where we state “...SAB 104 is the applicable accounting guidance for determining revenue recognition for product sales and SOP 97-2 does not apply, with the exception of sales of products containing Digital Vaccine”. All products offered by TippingPoint, such as the intrusion prevention systems, contain Digital Vaccine. Consistent with how TippingPoint accounted for these transactions prior to the acquisition and with how we disclosed such transactions in the 8-K, we confirm for the Staff that all these products offered by TippingPoint are accounted for using the guidance in SOP 97-2. TippingPoint hardware product is not sold separately from the Digital Vaccine software, however, updates to Digital Vaccine, including periodic updates to vulnerability filters, are sold separately through annual renewals, and therefore VSOE exists for this post-contract support element.
2.	Also, as indicated in your response the Company applied SOP 97-2 only to the sale of its products containing Digital Vaccine. Tell us which of your products contain the Digital Vaccine software and tell us the amount of revenues recognized from the sale of such products for each period presented. In this regard, we note your disclosures on Page 3 where you indicate that the Company provides a real-time update “service” called Digital Vaccine service. Is this service provided with all of your intrusion prevention systems? If so, tell us if these systems are accounted for under SOP 97-2 or SAB 104 and explain the basis for your conclusion.
Response:
Digital Vaccine software is available with all of the TippingPoint intrusion prevention systems. TippingPoint hardware product is not sold separately from the Digital Vaccine software, however, updates to Digital Vaccine, including periodic updates to vulnerability filters, are sold separately through annual renewals, and therefore VSOE exists for this post-contract support element. Revenue from products that utilize Digital Vaccine Software in their operation were $71.1 million, $15.2 million, and none for the years ended May 31, 2006, 2005, and 2004.
As noted in our response to question 1, all TippingPoint products are accounted for using the guidance provided by SOP 97-2.
Form 10-Q for the Quarterly Period Ended March 2, 2007
Note 14. Subsequent Event, page 16

Securities and Exchange Commission
Form 10-K and Form 10-Q
April 23, 2007

3.	We note from the Company’s Form 8-K dated March 29, 2007 that the Company will file the Article 3-05 and Article 11 of Regulation S-X financials statements for the H3C acquisition by June 7, 2007. Please note that the Staff will continue to monitor for these disclosures and may have further comments based on our review once these financial statements are filed.
Response:
The Registrant notes the comment.
*      *      *      *      *
In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (508) 523-1101.

Very truly yours, 3COM CORPORATION
/s/ Donald M. Halsted, III

Donald M. Halsted, III Executive Vice President, Finance and Chief Financial Officer

Cc: Kari Jin